SCHEDULE I

EXEMPTION REPORT

BPU
INVESTMENT MANAGEMENT INC.

Celebrating a Quarter Century Invested in Your Interests

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 10, 2016

Lally & Co., LLC.
5700 Corporate Drive, Suite 800
Pittsburgh, PA 15237-5851

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

BPU Investment Management, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Paul Brahim

Title: CEO